Exhibit 99.2

Deloitte LLP
Suite 700
850 2nd Street S.W.
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

June 24, 2016

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission of New Brunswick
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Dear Sirs/Mesdames:

Re: Baytex Energy Corp. (the “Corporation”)

As required by National Instrument 51-102, we have reviewed the information contained in the notice of change of auditor (the "Notice") for Baytex Energy Corp. dated June 23, 2016 and, based upon our firm’s knowledge of the circumstances, we do not disagree with the information contained in the Notice.

Yours truly,

(signed) “Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants